September 28, 2008

United States
SECURITIES AND EXCHANGE COMISSION
Washington, D.C.  20549-7010

Attention:          Ms. Jill Davis
 Branch Chief

Dear Ms. Davis:

RE:      World Ventures Inc.
20-F for the Fiscal Year Ended October 31, 2007
Filed May 6, 2008
File No. 333-123465

We have received you letter date September 25, 2008. In you letter you have requested a response within 10 business days or to advise your office of a date when you can expect a response.

Please be advised that our Company is currently reviewing your comments as outlined in your letter.  Given that the comments are quite extensive we expect to provide your office with a response within 30 business days.

Sincerely,

/s/ Stewart Jackson
Stewart Jackson,
President and Chief Executive Officer